UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.      )*

GAMCO Investors, Inc.

(Name of Issuer)

Class A Common Stock, $.001 par value

(Title of Class of Securities)

361438104

(CUSIP Number)

August 15, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 361438104

1.	Names of Reporting Persons Cascade Investment, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,000,000 (1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 2,000,000 (1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.9% (2)

12.	Type of Reporting Person (See Instructions) OO

(1) All shares of Class A Common Stock, $.001 par value (the “Common Stock”), of GAMCO Investors, Inc. (the “Issuer”) held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2) Based on (a) 10,554,066 shares of the Issuer’s Common Stock outstanding as of August 15, 2016 based on information provided by the Issuer in Exhibit 10.1 to the Issuer’s Form 8-K filed on August 16, 2016; and (b) 2,000,000 shares of Common Stock issuable by the Issuer pursuant to the terms of a convertible promissory note due 2021, as described in Item 4(a), footnote 1 of this Schedule 13G.

CUSIP No. 361438104

1.	Names of Reporting Persons William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,000,000 (1)

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 2,000,000 (1)

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.9% (2)

12.	Type of Reporting Person (See Instructions) IN

(1) All shares of Class A Common Stock, $.001 par value (the “Common Stock”), of GAMCO Investors, Inc. (the “Issuer”) held by Cascade Investment, L.L.C. (“Cascade”)  may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2) Based on (a) 10,554,066 shares of the Issuer’s Common Stock outstanding as of August 15, 2016 based on information provided by the Issuer in Exhibit 10.1 to the Issuer’s Form 8-K filed on August 16, 2016; and (b) 2,000,000 shares of Common Stock issuable by the Issuer pursuant to the terms of a convertible promissory note due 2021, as described in Item 4(a), footnote 1 of this Schedule 13G.

Item 1.
	(a)	Name of Issuer GAMCO Investors, Inc.
	(b)	Address of Issuer’s Principal Executive Offices One Corporate Center, Rye, New York 10580

Item 2.
	(a)	Name of Person Filing Cascade Investment, L.L.C. and William H. Gates III (together, “Reporting Persons”)
	(b)	Address of Principal Business Office or, if none, Residence Cascade – 2365 Carillon Point, Kirkland, Washington 98033 Mr. Gates – One Microsoft Way, Redmond, Washington 98052
	(c)	Citizenship Cascade is a limited liability company organized under the laws of the State of Washington. Mr. Gates is a citizen of the United States of America.
	(d)	Title of Class of Securities Class A Common Stock, $.001 par value
	(e)	CUSIP Number 361438104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See the responses to Item 9 on the attached cover pages.(1)
	(b)	Percent of class: See the responses to Item 11 on the attached cover pages.

(1) The shares of the Class A Common Stock $.001 par value (the “Common Stock”), of GAMCO Investors, Inc. (the “Issuer”) that are the subject of this Schedule 13G are issuable by the Issuer pursuant to the terms of a convertible promissory note due 2021 (the “Note”) purchased by Cascade Investment, L.L.C. (“Cascade”)  in the aggregate principal amount of $110,000,000 pursuant to a note purchase agreement, dated as of August 15, 2016, by and among Cascade, the Issuer, Mario J. Gabelli and GGCP, Inc. The Note bears interest at a rate of 4.5% per annum and is convertible into shares of Common Stock at an initial conversion price of $55.00 per share, subject to certain adjustments.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 25, 2016	CASCADE INVESTMENT, L.L.C.

	By	*
		Name:	Alan Heuberger(1)
		Title:	Attorney-in-fact for Michael Larson,
Business Manager

WILLIAM H. GATES III

	By	*
		Name:	Alan Heuberger(2)
		Title:	Attorney-in-fact

	*By:	/s/Alan Heuberger
Alan Heuberger

(1)         Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated October 11, 2013, by and on behalf of Michael Larson, attached hereto as Exhibit 99.2.

(2)         Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, attached hereto as Exhibit 99.3.